

September 24, 2010

Ms. Maureen Cottrell
President, Principal Executive Officer
Awareness For Teens, Inc.
3416 Rollsreach Drive
San Diego, California 92111

> **Re:** **Awareness For Teens, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 7, 2010**
> **File No. 333-169028**

Dear Ms. Cottrell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Section (a)(2) of Rule 419 of the Securities Act defines a blank check company as a company that is issuing penny stock that is a "development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity."

   Your disclosure indicates that you are a developmental stage company issuing penny stocks. As of June 30, 2010, you had zero assets, including zero cash, no revenues, one employee, no enrollments or course participants, no current courses, no contracts and no website. Further, we note your disclosure on page nine that one of the purposes of the offering is to create an equity market, which allows the Company to more easily raise capital. To date, you have not taken any substantive steps in furtherance of a business plan. In general, the company lacks a specific business plan.

Thus, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus.

Prospectus Cover Page

2. Because this is a best efforts, no minimum offering, please revise the prospectus cover page, Prospectus Summary, Dilution and Plan of Operation sections to reflect the sale of varying amounts of the total amount being offered. We note your disclosure in your Use of Proceeds section showing the impact of 10%, 50%, 75% and 100% of the shares being sold.

3. Since the company is offering its shares on a self-underwritten basis, please remove the column "Underwriting Discounts and Commissions" in the proceeds table.

4. Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, please revise your disclosure throughout your prospectus, including in your risk factors and also on page 15, to account for the implications of being designated a shell company.

Prospectus Summary, page 1

5. Disclose why the company is conducting an offering and becoming a reporting company in light of the following:
   - the company was only recently incorporated and has no business operations;
   - the company's success depends on its sole officer and director, but the company's sole officer and director;
     o has no apparent experience in the company's proposed business; and
     o has no apparent experience in running a public company that is a reporting company with the Securities and Exchange Commission;
   - the offering is for minimal funds that likely will be insufficient to begin business operations, pay for the costs of the offering and meet the costs of being a reporting company;
   - the company's common stock has no market and may or may not become quoted on the over-the-counter bulletin board, which will limit the company's ability to raise funds through equity financings or to use its shares as consideration; and
   - the company's common stock will likely be considered a penny stock.

Risk Factors, page 3

6. Please revise to create a new risk factor that highlights the risks posed by the lack of experience of your sole officer and director in operating and managing a public company that is a reporting company with the Securities and Exchange Commission.

7. Please revise to add a risk factor that highlights that because your stock may be considered a penny stock, shareholders' ability to sell your stock may be limited.

1. As a start-up or development stage company…, page 3

8. Please revise this risk factor to discuss and quantify the anticipated increase in expenses that will result from becoming a reporting company. Discuss that you may not be able to absorb the costs of being a public company.

2. Our working capital will be limited. We will need additional capital…, page 4

9. We note your disclosure in your risk factor number two that although you will be able to commence operations without raising any funds in this offering, you will have little or no working capital on hand. However, this disclosure is inconsistent with your risk factor number six which discusses your total dependence upon receipt of the proceeds of this offering to provide the capital necessary to commence your proposed business. Please reconcile.

3. We expect to incur losses in the future…, page 4

10. Revise this risk factor to clarify how you believe you will have sufficient capital to meet your operating expenses for the next twelve months. If this assessment is based upon full subscription of the current offering being conducted, please state so.

10. The loss of Maureen Cottrell…, page 6

11. Please revise this risk factor to disclose the amount of time per week Ms. Cottrell will devote to the company and the commencement of its proposed business plan.

17. Our common stock has no public market…, page 8

12. Please remove any reference to "listing" on the OTC Bulletin Board here and elsewhere in the prospectus.

Use of Proceeds, page 9

13. We note your disclosure that certain of the company's web site development will be done by Ms. Cottrell and her related company. Revise your disclosure here and also in your related party disclosure to discuss Ms. Cottrell's related company. Describe the business

of the related company and any relationships the related company currently has with Awareness For Teens, Inc. File any material agreements or contracts entered into between the parties as exhibits to the registration statement.

14. Revise your disclosure on page 11 to provide a specific time period for which the company anticipates it will be able to sustain operations through if only that certain amount of the offering is sold. For example, we note the company indicates that if 10% of the offering is sold, the $2,500 cash on hand will be sufficient to sustain the company during the "short-term." Your disclosure needs to be more consistent as to how long you will be able to sustain operations based on the proceeds received in the offering.

Directors, Executive Officers, Promoters and Control Persons, page 14

15. Please provide the information required by Item 401(e) of Regulation S-K as to the specific experience and qualifications that led the company to determine that Ms. Cottrell should serve as the sole board member of a public reporting company.

Shell Company, page 15

16. We note you disclose that you anticipate being subject to the final rules amending Rule 144 when you file your Form 8A to become a reporting company. Please revise in light of the fact that the company's obligation to file reports under Section 15(d) of the Exchange Act will be triggered automatically upon effectiveness of this registration statement.

Principal Services, page 17

17. Disclose in this section how much you intend to charge individuals to complete your training course. Describe if the fee charged to individuals will vary based on the course provided and the specific number of students enrolled in each course.

Competition and Competitive Strategy, page 18

18. So investors may better understand your prospective competitors, please describe the areas your competitors may focus their financial training on and how these areas will differentiate with the services you provide. In addition, please provide support for your assertion that brokerage firms are not going to train a teenager on the economics of maintaining an apartment.

Sources and Availability of Products and Supplies, page 19

19. Please revise your disclosure here and in your Officers and Directors section to specifically discuss the "extensive industry-related experience" Ms. Cottrell has that will enable her to develop the entire course of studies for your students. In addition, explain

> how Ms. Cottrell has access to numerous educational materials and explain how these
> materials will assist Ms. Cottrell in the development of the course curriculum.

Employees, page 20

20. Please revise your disclosure throughout your business description section to explain how
    you expect to secure guest lecturers at no cost. Please disclose any means other than
    promises of additional business from the parent(s) of the students.

Reports to Security Holders, page 21

21. Please revise your disclosure to reflect the Commission's current address: 100 F. St., NE,
    Washington D.C. 20549.

Plan of Operation, page 21

22. Please revise your disclosure throughout this section to discuss the amount of funding
    you will need in the next 12 months. Explain how far your business plan would advance
    with the necessary funding sought in this offering and how far it would advance without
    it. Clearly explain the consequences of the company not being able to raise funding
    through this offering by providing a specific time period for which you will be able to
    survive if no funding from this offering is received.

23. Explain what financial obligations the company is confident it can meet if it raises the
    additional funding through this offering.

24. Describe the research Ms. Cottrell undertook to establish the basis for the content of the
    curriculum that has been developed for the financial training programs.

25. Explain how you will attempt to attract students in the more affluent cities and
    communities within San Diego County.

Milestones, page 23

26. Revise your disclosure to explain the specific costs associated with each class session.
    Also, please clarify in this section how much each session will cost per student.

Dealer Prospectus Delivery Obligations, page 28

27. Please move this disclosure to the outside back cover page of the prospectus. Refer to
    Item 502(b) of Regulation S-K.

Maureen Cottrell
Awareness For Teens, Inc.
September 24, 2010
Page 6

<u>Signatures, page 32</u>

   28. Please revise to have your controller or principal accounting officer sign the registration
       statement.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Ronald J. Stauber, Esq.
        Via Facsimile: (310) 556-3687